SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

CONTENTS

On June 7, 2023, Eco Wave Power Global AB (publ) (the “Company”) published its Swedish statutory Annual Report for 2022 (“Statutory Annual Report”), a copy of which is furnished as Exhibit 99.1, and issued a press release titled: “Eco Wave Power Global AB (publ) Published Annual Report 2022”, a copy of which is furnished as Exhibit 99.2. The Statutory Annual Report is also available on the Company’s website at https://www.ecowavepower.com/investor-relations/financial-reports/.

Exhibit No.
99.1	Swedish Annual Report 2022.
99.2	Press release dated June 7, 2023 titled “Eco Wave Power Global AB (publ) Published Annual Report 2022.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

By:	/s/ Aharon Yehuda
Aharon Yehuda
Chief Financial Officer

Date: June 7, 2023

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